

July 23, 2010

Steven Charles Manthey
President and Principal Executive Officer
Manthey Redmond Corporation
10940 Wilshire Boulevard, Suite 1600
Los Angeles, California 90024

> **Re: Manthey Redmond Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 28, 2010**
> **File No. 333-161600**

Dear Mr. Manthey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Business, page 1

1.   Please revise the second paragraph to clarify that you do not have exclusive use of the facilities and employees of Manthey Holdings pursuant to the amended development agreement. Please also update your disclosure on page 2 with respect to the commencement of payments under this agreement.

Determination of Offering Price, page 7

2.   We note your response to prior comment 8. Please tell us where you have disclosed the price paid for all outstanding comment stock to date.

The Business, page 15

Development Agreement with Manthey Holdings Pty Limited, page 16

3.   We reissue prior comment 11. Since you will be dependent on Manthey Holdings for the development of the products you intend to market, please expand the disclosure to include a physical description of the engineering facility. Also disclose how many employees will conduct research and development related to the technology on a full time basis on your behalf.

The Company, page 16

4.   We reissue the first bullet point of our prior comment 13. Your current disclosure does not appear to explain why the Redmond affiliates have created this US company and will pay it $40,000 a month, $30,000 of which will then be paid to Manthey Holdings, rather than simply funding the development of this product by furnishing the funds to Manthey Holdings directly. Further, it is not clear how the creation of a US entity will benefit your marketing, which you disclose on page 1 will be accomplished by physical demonstrations of your prototypes, when all of your development operations and prototypes are located in Australia. Please revise your disclosure to clarify.

Plan of Operation, page 20

5.   Given your response to prior comment 7, please expand your disclosure to explain the basis for your plan to generate income from licensing fees when the technology you seek to license is not protected by a patent.

Background of the Directors and Executive Officers, page 21

6.   We reissue prior comment 14 which sought expanded disclosure identifying some of the hotels in Sydney that are owned and operated by the Redmond Company.

Experts, page 26

7.   We note your response to prior comment 15 did not identify which member of the law firm will be signing the opinion. Therefore, we reissue the comment.

Financial Statements, page F-2

8.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

Recent Sales of Unregistered Securities, page 31

9.   Please note that Section 3(b) of the Securities Act does not itself provide for an exemption from registration, but rather grants to the Commission the authority to enact rules and regulations that provide for certain exemptions. Please revise to clarify the specific exemption on which you relied to issue the securities. In your response letter, please describe your basis for claiming the exemption.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Jeffrey Jaramillo, Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Lee W. Cassidy, Esq.